November 14, 2023

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Robert Ventures Holdings LLC
Offering Statement on Form 1-A
Filed September 15, 2023
File No. 024-12331

Ms. Gorman:

Please see below for responses to the Division’s letter dated October 12, 2023, regarding the above captioned matter. All questions have been addressed in Amendment No. 1 to the Offering Statement on Form 1-A, filed November 14, 2023 (“Amendment”), as further herein detailed.

Offering Statement on Form 1-A General

1.Please note that disclosure between your website and your offering statement should be consistent. For example only, we note your real estate description of costs on page 22 is not consistent with your disclosure on the site.

We have revised our website to be consistent with the Amendment.

2.Please revise your filing, where appropriate, to address the following points:

•Affirmatively identify the crypto assets that you currently or intend to acquire or hold, accept as payment (e.g., as consideration for your securities or otherwise), lend or stake, or otherwise transact in;

•Describe your policies and procedures, if any, for analyzing whether a particular crypto asset that you intend to hold, acquire or otherwise transact in is a “security” within the meaning of Section 2(a)(1) of the Securities Act and disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts. Disclose whether and how the recent completion of

Ethereum’s transition to Proof-of-Stake consensus has impacted your analysis, if any, of whether a particular crypto asset that you hold, acquire or otherwise transact in is a “security” within the meaning of Section 2(a)(1) of the Securities Act; and

•Expand your risk factors to describe (i) the regulatory risks associated with any such policies and procedures for determining the characterization of crypto assets and (ii) the risks attendant to your plans, if any, to expand your business activities to include additional types of crypto assets.

We have revised our filing to clarify that we initially intend to invest in only Bitcoin and Ethereum, which we have determined do not qualify as securities.

The Company does not intend to accept crypto assets as payment for the Bonds or otherwise and has updated the Amendment accordingly.

We have added disclosure in the Digital Assets subsection of the Our Business section to explain we are developing a policy on the determination of security tokens which will guide the Company in analyzing whether a potential crypto purchase is a security, which includes reviewing the crypto’s whitepaper, the SEC’s and CFTC’s position on the crypto, and an internal analysis of the Howey factors. We do not intend to purchase any digital assets other than Bitcoin and Ethereum until such policy has been completed. In addition, we will solicit legal counsel on whether prospective crypto purchases are securities. We have disclosed that this is a risk-based, rather than a conclusive legal, determination, as well as the consequences to the company should our analysis prove incorrect.

We have added a new risk factor, “We have implemented policies to prevent digital asset investments from exceeding 40%, but those policies exclude Bitcoin and Ethereum from the calculation. If either of those are classified as securities, the Company may be deemed an investment company under the Investment Company Act,” which discusses our analysis of Ethereum’s transition and the risk to the Company due to same. We have also discussed our analysis of the transition in the “Digital Assets” subsection under “Our Business.”

We have added additional discussion of the regulatory risks associated with our policies and procedures for characterizing crypto assets under the newly modified heading “We intend to avoid being classified as an investment company, but our classification depends on the percentage of our total assets that constitute securities—and state and federal regulators including the SEC may determine that certain of our assets are securities contrary to the Company’s position.”

3.We note that you and your subsidiaries intend to operate your business in a manner that will permit you to maintain exemptions from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of these exemptions and how your investment strategy will support these exemptions. Also, please ensure that your analysis addresses your intention to invest 30 – 70% of the offering proceeds raised in crypto assets, as disclosed on page 23. Finally, please note that investment companies are not eligible to use Regulation A under Rule 251(b)(4) and Part I, Item 2 of Form 1-A. We may refer your response to the Division of Investment Management for further review.

The Company is not an investment company because: (A) it does not and will not hold itself out as being engaged primarily, or proposing to engage primarily, in the business of investing, reinvesting, or trading in securities; (B) it is not engaged in or proposing to engage in the business of issuing face-amount certificates of the installment type, and has not been engaged in such business and has no such certificates outstanding; and (C) is not engaged in or proposing to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities having a value exceeding 40 percent of the value of the Company’s total assets exclusive of Government securities and cash items on an unconsolidated basis.

With respect to the subsection (C) definition, the Company will ensure that it does not own investment securities having a value exceeding 40% of the value of the Company’s total assets (excluding Government securities and cash) on an unconsolidated basis in two ways:

First, the Company is investing a significant portion of its assets in real estate, which is not a security.

Second, with respect to crypto asset investments, the Company is initially investing only in Bitcoin and Ethereum, which we have determined do not qualify as securities. To the extent the Company proposes to acquire crypto assets in the future which may be considered securities, the Company intends to conduct a robust analysis to ensure the chosen crypto asset is not a security, which will include reviewing the SEC’s and CFTC’s position with respect to the prospective crypto asset investment, review of court cases and news and legal content monitoring services discussing the crypto asset, and soliciting legal counsel’s opinion on whether the prospective crypto asset investment likely constitutes a security.

As the final safeguard, the Company will review its holdings on a monthly basis to ensure that its crypto asset investments that are not Bitcoin or Ethereum do not exceed 40% of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis and will sell crypto asset holdings as needed to remain under 40%.

4.We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances and revise your disclosure accordingly.

We have incorporated applicable issues from the sample letter into our Amendment.

Cover page

5.Rule 253(b)(4) requires that you fix the volume of securities that you are qualifying in this offering. Please state the volume of 1 yr Bonds, bearing interest at 8%, and 3 yr Bonds, bearing interest at 10%, that you intend to qualify in this offering.

Pursuant to Rule 253(b)(4), we have revised to clarify that we may sell up to 7,500,000 $10 1 yr Bonds, up to 7,500,000 $10 3 yr Bonds, or a combination of $10 1 yr and 3 yr Bonds not to exceed 7,500,000 in aggregate.

Offering Circular Summary, page 1

6.We note your disclosure regarding the arbitration provisions and jury trial waivers on pages 15 through 16. Please disclose those provisions here and highlight the ability of investors to opt out of those provisions.

We have added an appropriate disclosure on the summary page regarding the waiver provisions and a general summary of the opt-out procedure.

The Offering

Manner of Offering, page 2

7.You state that you will offer and sell your Bonds directly through your investment platform. Please revise to your disclosure, where appropriate, to address the following points:

•Provide a materially complete discussion of your investment platform, including how it operates;

•Disclose the material terms of the Technology Platform Agreement, which you have filed as Exhibit 6.1; and

•Please disclose whether you intend to accept crypto assets as payment forinvestments, and if so, revise to identify the same. In this regard, based upon the recitals and section 1.1 of the Technology Platform Agreement, it appears that you may accept “digital currencies” from investors as payments on your platform.

We have revised our disclosure to provide additional information about our investment platform, including how investors access WealthBlock.ai through our investor portal and have provided a description of the registration process.

We have also disclosed material terms of our agreement with WealthBlock Inc., the provider of WealthBlock.ai, including an overview of the services provided by them, a disclosure that they are not acting as a fiduciary or advisor, and a disclosure of fees.

We have also clarified that investors may make payment by ACH, wire transfer, or credit card, in addition to any other methods available on the platform—except for digital currency, which may be offered in WealthBlock.ai but the Company does not intend to accept such digital currency for payment.

About this Circular, page 3

8.We note your reference that you will provide documents if "readily available." Please explain the circumstances where your documents would not be readily available or remove this reference.

We have deleted the reference to providing documents if “readily available.”

Industry and Market Data, page 4

9.We note the statement that you cannot guarantee the accuracy or completeness of the data prepared by other sources. Please delete or revise this disclaimer to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

We have deleted this disclaimer.

Risk Factors, page 4

10.Please add risk factors to disclose that you may change your investment strategy without bondholder approval and to disclose that there is no limit on the amount of leverage that you may incur.

We have added the requested risk factors.

Risks Related to Our Company, page 4

11.Please expand your risk factor disclosure related to your plans to trade in crypto assets to address risks associated with the volatility of crypto asset prices and risks associated with staking, or otherwise lending, crypto assets. In this regard, we note your related disclosures on page 23.

We have added several additional risk factors, including but not limited to risks related to slashing, liquidity, regulations, counterparty, and technology.

The amount of repayments to Bond holders..., page 5

12.We note your disclosure that you may not be able to repay the bonds when due. In your business section, please clarify what will occur if you are unable to repay the bonds when due. For example, please clarify if the bonds will continue to accrue interest in this circumstance. Please disclose if you have an agreement with your manager to provide financial assistance in this situation and whether your manager has the financial resources to provide such assistance.

We have revised our disclosure to clarify that the Bonds will continue to accrue interest if the Company fails to make a required payment. We have also clarified that there is no agreement with our parent company or Manager to provide any shortfall and that they may not be in a financial position to do so. If we fail to make a payment, the Company will be in default on the Bonds and the investor will have the ability to sue us. If one or more investors sue us and are successful in obtaining a judgment, the investors may have the ability to foreclose on our assets. The Company may not have enough assets to support all judgments and/or ongoing operations, and we may have to file bankruptcy.

Our ability to protect the confidential information of our investors..., page 6

13.Please identify the third parties you rely on to provide services for your platform. In an appropriate section, please disclose the services provided, the amount paid, and whether bond purchasers will have to pay for any of the services provided.

We have revised our risk factor to identify WealthBlock.ai, Cliq, and North Capital as third parties providing services for our platform and for which we are dependent on their IT security protocols to safeguard confidential investor information.

We have also added the following fee disclosures in the “Manner of Offering” section:

WealthBlock.ai: $18,000, paid by the Company;

Cliq: 2.74% to 3% of each credit card transaction, and $4.50 plus .02 basis points per ACH transaction, paid by the investor; and

North Capital: $1.75 per KYC check, paid by the Company.

We intend to avoid being classified as an investment company, page 11

14.Because of the potential status of particular crypto assets as securities, please revise this risk factor to address the effect that holding crypto assets that may be securities will have on your investment company status and what steps you will take to monitor investment company status.

We have revised this risk factor to be titled: “We intend to avoid being classified as an investment company, but our classification depends on the percentage of our total assets that constitute securities—and state and federal regulators including the SEC may determine that certain of our assets are securities contrary to the Company’s position.”

Consistent with the revised title, we have described the Company’s methodology for determining that it does not invest in securities to avoid becoming an investment company, and the Company’s process for ensuring Investment Company Act compliance by remaining under the 40% investment threshold in case the Company’s position is incorrect.

We have also disclosed the effects that stem from a reclassification of the Company’s investments as securities, particularly if such reclassification results in the Company exceeding the 40% threshold.

Special Information Regarding Forward-Looking Statements, page 16

15.We note your statement that you undertake no obligation to update any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

We have revised the disclaimer to indicate that we will make such updates and public announcements to the extent required by law.

Investor Suitability Standards , page 17

16.Please revise your disclosure and your subscription agreement to remove the representation that an investor has “read” “reviewed” or “understands” the contents of the offering statement.

We have revised the Investor Suitability Standards disclosure and our subscription agreement to remove representations regarding investors having “read,” “reviewed,” or “understand[ing]” the offering statement.

However, please note that the company retains the right to reject investors in its sole discretion. The Company does not wish to accept any investor that has not read or understood our disclosures. In dealing with this comment from the Division on other matters, the Division found it acceptable that the issuer disclose that despite making such representation, the investor would not be waiving its rights under the securities laws, which provision is included in our subscription agreement. We would respectfully request that the Division follow its past guidance here so that we may re-include such representation from investors.

Plan of Distribution, page 17

17.We note that, at this time, you are not engaging a broker-dealer and that you are offering the bonds on a best-efforts basis. Please revise to clarify how you will sell your securities and disclose how you will comply with Exchange Act Rule 3a4-1.

We have revised to clarify that we will sell the Bonds on a best-efforts basis, described the subscription process generally, and disclosed how the Company will comply with Exchange Act Rule 3a4-1.

Auto-Invest Program, page 19

18.Please revise disclosure in this section to explain how you will communicate with investors regarding each auto investment, and how investors will reconfirm the terms of the Bond Investor Agreement for each auto investment. Please also explain whether the failure to reconfirm an auto investment has any impact on future auto investments, and whether and how investors may stop, revise or change future auto investments.

We have provided additional details in the disclosure regarding the auto-investment process. Investors will receive emails prior to each auto-investment as a reminder to login to the WealthBlock program and reconfirm their subscription. Failure to reconfirm an auto-investment suspends any future auto-investments. Investors may stop, revise, or change auto-investments at any time by logging into their account and following the steps (explained in the circular) in the Investor Flow.

Exchange of Bonds for Existing Debt, page 20

19.We note your disclosure that you will accept cancelled notes issued by the parent for Bonds. Please explain why you believe it is appropriate to accept notes from your parent company as payment for bonds for your company, given that this would result in less money available for you to invest and therefore lessen your ability to repay bondholders. Please explain who the investors are that could exercise this ability and clarify how this will impact your operations, including adding risk factor disclosure. Please also disclose the total amount of notes that could be cancelled for the bonds, and describe any matters upon which acceptance is conditioned. Finally, please tell us what consideration you have given to the potential application of the tender offer rules, and how you would structure the exchange of parent notes for bonds to comply with Regulation 14E and Regulation A. We may have additional comments upon review of your response.

We have deleted this section from the Amendment as we will not accept cancelled notes as payment for Bonds.

Use of Proceeds, page 21

20.Please clarify, in your use of proceeds, if you will repay the cost of the lots that have already been purchased as referenced on page 25. Additionally, please expand to include the fees that are being paid to third parties, if such amounts are being paid out of proceeds.

We have added a new footnote 3 clarifying that the cost of lots (including real estate broker fees) and broker dealer fees will not be repaid from use of proceeds. We have also disclosed that we intend to hire contractors and subcontractors to construct houses on the lots, that no contracts have currently been negotiated, but the Company is budgeting $25,000 for such purposes. In addition, the Company may purchase more properties for which real estate broker fees will be paid from proceeds. The Company will also acquire digital assets and custodian fees will be paid from proceeds.

Description of Business Our Business, page 22

21.Please clarify the experience of your manager in building homes. To the extent you have hired a contractor to build the homes, please identify the contractor, file the contracts in accordance with Item 17(6) of Form 1-A, and clarify if the contracts will be fixed-price or cost-plus.

We have added additional disclosure in the Our Business section detailing our Manager’s experience in building homes and disclosing our intent to engage Farrell and Family Construction LLC as General Contractor. We have not yet engaged Farrell and Family Construction LLC, so there are no contracts to file at this time. It is anticipated that such contract will be on a cost-plus basis.

Digital Assets, page 23

22.We note your disclosure that you “will optimize investment value by engaging in yield- generation activities like staking and earning methods while holding these digital assets.” Please clearly state what you plan to do with the crypto assets you purchase and how you expect to generate revenue or increase profitability by virtue of owning them. In this regard, please provide a materially complete description of your prospective yield- generation activities, including, without limitation:

•How the staking and earning methods operate and what they specifically entail,

including illustrative examples, as appropriate; and

•Identification of the prospective counterparties and material obligations thereof, to the extent known.

We have revised the disclosure to remove the quoted statement. We have revised to explain our staking method, to identify BitGo as our prospective counterparty, and to explain the processes, rewards, and obligations for each prospective counterparty.

23.Please disclose how or where you will custody the crypto assets you hold. Additionally, discuss why you have selected this method and the related risks. Please also describe the material terms of any prospective custody arrangements, to the extent such terms are currently known although not finalized.

We have disclosed in the Digital Assets subsection of “Our Business” clarifying that we have chosen BitGo as custodian for crypto assets. We selected BitGo because of its compliance and security protocols and risk mitigation strategies, explained in more detail in the offering circular. We have also discussed material terms regarding BitGo’s pricing structure.

Description of Property, page 25

24.Please clarify who currently owns the lots. Please disclose the costs of each lot and whether the lots are subject to financing arrangements. Please disclose when you anticipate commencing construction on each lot. Please clarify if you have already built any houses on any of the lots.

We have revised the chart in Description of Property to disclose the purchase price and whether any debt remains for each lot. There is no current plan to commence construction, which will be based on market conditions, although the Company anticipates that construction will commence on each lot within the next three (3) years. No lots currently have any houses.

    Management's Discussion and Analysis..., page 26

25.We note your disclosure that you may sell real estate assets to fund your operations. Please clarify what assets are ready for sale.

We have disclosed under Plan of Operations that there are no assets currently ready for sale.

Management, page 27

26.We note that you will be managed by Robert Ventures, LLC. Please file the management agreement in accordance with Item 17(6) of Form 1-A. Additionally, please ensure that you provide all of the information required by Item 10 of Form 1-A.

There is no applicable management agreement with Robert Ventures, LLC, beyond the appointment in the Company’s operating agreement of Robert Ventures, LLC as our Manager. We have revised to include additional information required by Item 10 of Form 1-A.

Part III - Exhibits, page 31

27.Please file testing the waters materials in accordance with Item 17(13) of Form 1-A.

The only testing the waters materials are what has been published on the Company’s website. A screenshots of the relevant testing the waters materials has been filed with our Amendment as Exhibit 13.

Exhibit 11

Consent of Independent Accountants, page 35

28.Please have your independent accountants address whether their consent also pertains to the financial statement (i.e., consolidated balance sheet) as of December 31, 2022, and amend such consent accordingly.

Our auditor is amending the consent to clarify that it includes the financial statement.

Robert Ventures Holdings LLC and Subsidiaries

Consolidated Financial Statements as of and for the Period May 3, 2022 (Inception) Through December 31, 2022

Independent Auditor's Report, page F-1

29.Please have your independent auditors tell us why their report references that their audit was performed in part in accordance with Government Auditing Standards, and the authoritative literature relied upon by your independent auditors.

Our auditor is amending to remove its reference to Government Auditing Standards, which was boilerplate inadvertently included in the original report.

Consolidated Financial Statements, page F-2

30.You disclose on page 4 that management has raised substantial doubt about your ability to continue as a going concern and your independent registered public accounting firm has included an explanatory paragraph in their opinion on your audited consolidated financial statements for the year ended December 31, 2022, that states that there is a substantial doubt about your ability to continue as a going concern. Please address the following:

•It does not appear that your independent accounting firm is registered with the Public

Company Accounting Oversight Board (United States). Advise or revise your disclosure accordingly to remove language referring to such accounting firm as "registered;"

•The Independent Auditor's Report appears to omit an explanatory paragraph describing the uncertainty about your ability to continue as a going concern. If applicable, advise or amend to have your auditor revise their report. Additionally, to the extent you auditor considered an evaluation as to whether conditions or events raise substantial doubt about your ability to continue as a going concern, their consent should be updated accordingly;

•Amend to provide discussion in your financial statements materially consistent with the disclosure noted above discussing management's evaluation as to whether there are conditions and events, considered in the aggregate, that raise substantial doubt about your ability to continue as a going concern, including whether or not such substantial doubt has been alleviated by management's plans. Refer to ASC 205-40- 50.

We have revised our risk disclosure to remove “registered” with respect to our public accounting firm. Our auditor is revising its report to include omitted information regarding the uncertainty about the Company’s ability to continue as a going concern.

31.Please tell us why each of your audited financial statements make reference to "the Accompanying Notes to the Independent Accountant’s Compilation Report."

Our auditor is removing the incorrect references to “the Accompanying Notes to the Independent Accountant’s Compilation Report.” The correct references should be to the audited financial statements.

Consolidated Financial Statements as of and for Six Months Ended June 30, 2023 Independent Accountant's Compilation Report, page F-12

32.We note that the Company's principal auditor SD Associates P.C. dated its audit report for fiscal year 2022 on August 15, 2023, and dated a compilation report as of and for the interim period ended June 30, 2023 on August 17, 2023. Providing a compilation service and a compilation report by the principal auditor during the audit and professional engagement period is prohibited by Rule 2-01 of Regulation S-X as providing both a bookkeeping service and a management service. Please tell us whether the auditor is independent under the SEC independence requirements for the 1-A filing, and as of August 15, 2023 for fiscal year 2022 considering that: a) the compilation work may have been performed during the audit and professional engagement period for the fiscal year 2022 audit; and b) that the 1-A filing has not been declared effective yet and as a result the auditor continues to be associated as the principal auditor of the company with this filing. Additionally, please amend your offering statement to remove the compilation report.

The compilation report was not prepared during the audit period. Rather, limited compilation procedures were completed after the audit was complete, which is why the compilation report is dated two days after the audit report was completed. All services were provided in compliance with Rule 2-01 of Regulation S-X.

Statements of Members' Equity for Six Months Ended June 30, 2023, page F-15

33.Please tell us, and revise your financial statements to disclose, how you account for non- controlling interests attributable to KS OBX LLC. Your response and disclosure should include a discussion of the significant terms of such investment for which a non- controlling interest exists, and how you considered reflecting the allocation of net loss for the period attributable to non-controlling interests. Cite any relevant accounting literature in your response.

Our auditor has revised the financial statements to include the requested information. Per Note 7 thereto, on February 20, 2023, the Company and an unrelated Organization, Elk Renovations LLC, formed KS OBX LLC. Per terms of the Agreement, Elk Renovations LLC has a non-controlling interest of 30% of the equity of KS OBX LLC, which is $170,107 as of June 30, 2023. During the six months ended June 30, 2023, the net loss attributable to the Company was split per terms of the Agreement, with the Company assuming $7,492 and Elk Renovations LLC assuming $3,211.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC